Filed by ProxyMed, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: PlanVista Corporation
Commission File No: 001-13772

On December 8, 2003, ProxyMed, Inc. distributed to its employees a list of frequently asked questions and corresponding responses regarding the proposed merger between ProxyMed and PlanVista Corporation. The questions and responses, as well as accompanying materials distributed to the employees, follow.

To All Associates.

I am very excited to share some important announcements with you this morning. First, the ProxyMed team, and our suite of excellent offerings, will be expanding once again. We have just announced our proposed acquisition of PlanVista Corporation!

As many of you know, we have been working with PlanVista for several months now, introducing their claims repricing services to our current payer customers. And we’ve had much success. We already have a full pipeline, and we issued a press release on our first customer, Great West Life, this morning. Congratulations to Al Ryan and Tim Tolan for helping to close this deal!

Upon closing, this proposed acquisition has the potential to substantially accelerate our potential for revenue and EBITDA growth moving forward. Although the proposed acquisition was announced today, before we can close the deal we have to get shareholder approvals from both companies. As a result, we estimate the deal will close in March of 2004.

Who is PlanVista?

PlanVista is a leading medical cost management firm with more than 750 payer customers. Its network is one of the largest provider-based networks in the United States, comprised of approximately 400,000 physicians, 4,000 hospitals, and 55,000 ancillary providers. PlanVista’s proprietary repricing technology and data platform differentiate the company from other claims repricing firms. Over 60% of PlanVista’s claim volume is transmitted via electronic means, with PlanVista’s clients utilizing the Internet or its electronic data interchange repricing systems.

PlanVista has 150 employees, based primarily in Tampa, Florida (their headquarters) and Middletown, New York (their development and operations center).

What does this mean for ProxyMed?

First, there will limited integration to accomplish. We’ve already been working together over the past five months to build connectivity and to launch our joint sales and marketing plans. Post-deal, PlanVista will operate as a wholly owned subsidiary of ProxyMed and will basically continue operation as it does today. This means that its technology will not need to be integrated into ProxyMed’s platforms, and PlanVista will maintain its own implementation and customer support services. PlanVista’s CEO, Phil Dingle, will report to Mike Hoover, while its President, Jeff Markle, will report to me. All other PlanVista associates will report up to Jeff, as they do today.

As for what this means globally, it means that we will now have the opportunity to cross sell these high-value, high-revenue claims repricing services to our current payer customer base. To illustrate the “high-value, high-revenue” points, let’s compare some metrics. ProxyMed is processing over 200 million transactions on an annual run rate basis and generated $35.1 million of revenue and $1.9 million of EBITDA through September 30th. By contrast, PlanVista is processing approximately 4 million transactions on a run rate basis, and generated revenue of $24 MM and EBITDA of $7.2 MM in the same period. If you simply combine our results for the third quarter and annualize them, we could be a company doing over $104 million in revenue and over $18 million in EBITDA!

The proposed acquisition will not only help strengthen our relationships with our current payer customers, but it will allow those payers to solidify in turn their own relationships with their provider customers. It is truly a winning solution across the board.

* * *

PlanVista Acquisition Overview About PlanVista Market Synergies Claims Repricing Benefits of the Acquisition Financial Benefits Growth Strategy Summary

About PlanVista Public since 1995 (NasdaqBB: PVST) Leading medical cost management firm with more than 750 payer customers (insurance companies, Health Plans, PPOs) Largest provider-based network in the nation with: 400,000 physicians 4,000 hospitals 55,000 ancillary providers Headquartered in Tampa, Florida, with development and the operations center in Middletown, NY 150 employees Payer - PPO transaction business that processes post adjudicated claims Payer and PPO market focus Business Model - Percentage of Savings (POS) and transaction based

Market Synergies

ProxyMed	PlanVista
Product and Service Offerings	**Product and Service Offerings**
– Transaction Services • Payer Services • Prescription Services • Laboratory Services – Lab Communications Solutions	– Transaction Services • Payer claim repricing – Other Payer Services • Outsourced network management • Claim negotiation • Case management/ predictive modeling
Connectivity Access	**Connectivity Access**
– 140,000 physicians – 450 direct payer connections – 30,000 pharmacies – 550 laboratories	– 400,000 provider locations – 750 Payer clients – 75,000 ancillary care providers – 4,000 acute care facilities

ProxyMed
December 2003
ProxyMed Confidential Information
4

Billed Charges $1,000 Provider Contract Rate Less 20% Repriced Claim Amount $800 Gross Savings $200 Net Savings $160 PVC's Fee @ 20% POS $40 EBITDA $13.20 Healthcare Provider Physician / Hospital Insurers/Payers TPAs Self-Insured Employers MEDICAL CLAIM PAYMENT $1,000 $800 MEDICAL CLAIM REPRICED CLAIM $800 PVC's Fee $40 Repricing

Marathon Oil Alcan Aluminum International Paper Dart Container Cooper Tire Current Repricing Customers 750 Customers Covering 2 Million Members American Community Mutual Golden Rule Insurance Company Ceres Group Paramount Health Care Plan UPMC Health Plan Wausau Benefits The Loomis Companies Florida 1st Brokerage Concepts Key Partners Health Design Plus Employers Insurance Carriers/HMO's Third Party Administrators

Benefits of Acquisition Minimal integration. PlanVista will be a wholly owned subsidiary. We will enjoy the full benefits of an integrated product and services suite without the pain of full integration. In other words, it's business as usual. Entry into new line of business. High value transaction products and services to cross-sell through medical cost containment and business process outsourcing. New "end-to-end" service offering. This new business line will allow us to offer our payer customers true end-to-end claims automated processing solutions, creating a compelling new value proposition to our payers. Increased sales opportunities with payers. This acquisition gives us the opportunity to integrate PlanVista's cost containment services into our claims submission offering that we sell to the large payer marketplace, thus providing a new market for PlanVista's offerings.

Benefits of Acquisition Strengthened business ties with select customers. We believe that our largest payer customers will find the medical cost containment and business processing outsourcing services of PlanVista an attractive service offering and an opportunity to increase their volume of business with us. Expanded technological capabilities. PlanVista is a technology leader in the medical cost containment area and possesses significant technology capabilities and resources. Operating cost reductions. Will eliminate PlanVista's administrative cost of complying with public company regulations and duplications of accounting and finance functions. Enhanced public profile. The increase in our combined revenues, operating profits and earnings per share will result in an increase of our profile in the financial marketplace. Any such increase in attention may lead to increased interest in ProxyMed and our investment potential.

Financial Performance Run rate combined financial performance Based on Q3 reported results, combined revenue run rate of $26.1 million per quarter Annualized revenue run rate of $104.4 million Based on Q3 reported results, combined EBITDA run rate of $4.5 million per quarter (before pro-forma adjustments) Annualized EBITDA run rate of $18.0 million Potential expense synergy opportunities of up to $1 million Public company expenses Duplicative corporate overhead Operational overhead

Growth Strategy

- **New revenue model**
  - "Percentage of Savings" model on actual payer savings
  - Additional claims transactions
  - All NPPN transactions routed through ProxyMed
- **Transactional growth**
  - Adds to ProxyMed's 200 million claims annually
  - Leverage ProxyMed's 450 direct payer relationships
- **Cross-selling full suite of payer products**
  - Claims
  - Claims repricing
  - NPPN Network Management
  - FirstProxy ERA/EFT
  - Real time eligibility, claims status

ProxyMed
December 2003
ProxyMed Confidential Information
10

Summary Highly strategic transaction for both organizations Creates an entity with: Over $104 million in run rate revenue Over $18 million in run rate EBITDA Tremendous cross selling opportunities Minimal integration = Business As Usual New value-add payer services Changing the competitive dynamic in healthcare transaction processing

Additional Information And Where To Find It

ProxyMed intends to file a registration statement on Form S-4 in connection with the transaction, and ProxyMed and PlanVista intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ProxyMed and PlanVista are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ProxyMed, PlanVista and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from ProxyMed or PlanVista. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by ProxyMed by contacting ProxyMed Investor Relations, 2555 Davie Road, Suite 110, Ft. Lauderdale, FL 33317, (954) 473-1001, or by accessing ProxyMed’s website at www.proxymed.com.

ProxyMed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of ProxyMed’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

PlanVista and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of PlanVista’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by ProxyMed in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of ProxyMed and PlanVista in connection with the transaction, each of ProxyMed and PlanVista file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ProxyMed and PlanVista with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ProxyMed at its website www.proxymed.com or PlanVista at its website at www.planvista.com.

Forward Looking Statements

ProxyMed and PlanVista caution that forward-looking statements contained in this document are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. These factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this document may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. For further cautions about the risks of investing in ProxyMed or PlanVista, we refer you to the documents ProxyMed and PlanVista file from time to time with the Securities and Exchange Commission, particularly ProxyMed’s Form 10-K for the year ended December 31, 2002, PlanVista’s Form 10-K for the year ended December 31, 2003, as amended, and the registration statement relating to the acquisition to be filed subsequently.

In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

ProxyMed and PlanVista assume no obligation to update information contained in this document, including for example guidance regarding future performance, which represents the companies’ expectations only as of the date of this release and should not be viewed as a statement about the companies’ expectations after such date. Although this release may remain available on the companies’ websites or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.